Filed pursuant to Rule 433 Registration Statement No. 333-137902 Dated May 14, 2008

Invesco PowerShares and Deutsche Bank Expand Successful Marketing Partnership to Include Long and Short Exchange-Traded Commodity Products

CHICAGO – May 14, 2008 –Invesco PowerShares Capital Management LLC announced today that it is, through its affiliate, expanding its marketing partnership with Deutsche Bank to include 11 additional recently-listed long and short Agriculture, Gold and Commodity exchange-traded notes (ETNs), which will offer investors short and leveraged exposure to variations of the Deutsche Bank Liquid Commodity Index.

As part of the expanded marketing partnership, the names for the DB Agriculture, Gold and Commodity exchange-traded notes will be changed to include PowerShares, consistent with the rest of the PowerShares DB lineup of commodity and currency exchange-traded products. The tickers for the ETNs will remain the same.

DB Agriculture Exchange-Traded Notes will be known as:

PowerShares DB Agriculture Double Short ETN	(NYSE Arca: AGA)
PowerShares DB Agriculture Double Long ETN	(NYSE Arca: DAG)
PowerShares DB Agriculture Short ETN	(NYSE Arca: ADZ)
PowerShares DB Agriculture Long ETN	(NYSE Arca: AGF)

DB Gold Exchange-Traded Notes will be known as:

PowerShares DB Gold Double Short ETN	(NYSE Arca: DZZ)
PowerShares DB Gold Double Long ETN	(NYSE Arca: DGP)
PowerShares DB Gold Short ETN	(NYSE Arca: DGZ)

DB Commodity Exchange-Traded Notes will be known as:

PowerShares DB Commodity Double Short ETN	(NYSE Arca: DEE)
PowerShares DB Commodity Double Long ETN	(NYSE Arca: DYY)
PowerShares DB Commodity Short ETN	(NYSE Arca: DDP)
PowerShares DB Commodity Long ETN	(NYSE Arca: DPU)

 “We are excited to be expanding our successful partnership with Deutsche Bank, and believe that it is important to continue to offer investors innovative ways to access and to hedge their portfolios in these sought-after commodity markets,” said Bruce Bond, president and CEO of Invesco PowerShares.

“We are confident that PowerShares will successfully market our innovative investment products to a broad range of investors,” said Kevin Rich, Managing Director in Deutsche Bank's Global Markets Investment Products group.

Invesco PowerShares is leading the intelligent ETF revolution through its family of more than 100 domestic, international and active exchange-traded funds. With assets under management of $12.75 billion, PowerShares ETFs trade on all of the major U.S. stock exchanges that trade ETFs. For more information, please visit us at www.invescopowershares.com.

Invesco PowerShares is a wholly owned subsidiary of Invesco Ltd., a leading independent global investment management company dedicated to helping people worldwide build their financial security. By delivering the combined power of its distinctive worldwide investment management capabilities, including AIM, Atlantic Trust, Invesco, Perpetual, PowerShares, Trimark, and WL Ross, Invesco provides a comprehensive array of enduring investment solutions for retail, institutional and high-net-worth clients around the world. Operating in 20 countries, the company is currently listed on the New York Stock Exchange under the symbol IVZ. Additional information is available at www.invesco.com.

About Deutsche Bank

Deutsche Bank is a leading global investment bank with a strong and profitable private clients franchise. A leader in Germany and Europe, the bank is continuously growing in North America, Asia and key emerging markets. With 78,275 employees in 76 countries, Deutsche Bank offers unparalleled financial services throughout the world. The bank competes to be the leading global provider of financial solutions for demanding clients creating exceptional value for its shareholders and people.

Deutsche Bank AG has filed a registration statement (including a prospectus, prospectus supplement and pricing supplement) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and pricing supplement in that registration statement and other documents that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and the offerings. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and pricing supplement if you so request by calling toll-free 1-877-369-4617.

www.db.com

The ETNs carry certain risks including, but not limited to, exposure to the performance of specific commodity futures prices, the risk of loss of some or all of your investment and for those ETNs offering leveraged exposure, the effect of leverage on any adverse performance.  The ETNs are subject an investor fee and are not individually redeemable. You must irrevocably offer at least 200,000 ETNs (or an integral multiple of 50,000 ETNs in excess thereof) from a single offering to Deutsche Bank for repurchase.

Invesco PowerShares Capital Management LLC is not a sponsor or promoter of the ETNs and is not responsible for the performance of the ETNs.

Media Contacts:

Deutsche Bank
Renee Calabro (212) 250-5525
Press & Media Relations

PowerShares
Kristin Sadlon, Porter Novelli
212-601-8192
Kristin.sadlon@porternovelli.com

Bill Conboy, BC Capital Partners
303-415-2290
bill@bccapitalpartners.com

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